Form 40-F
period 2014-12-31
Aurinia Pharmaceuticals Inc.
filed 2015-03-30
CIK 1600620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

Commission File Number 001-36421

AURINIA PHARMACEUTICALS INC.

(Exact name of Registrant as specified in its charter)

Alberta, Canada	2834	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number, if applicable)	(I.R.S. employer identification number, if applicable)

#1203-4464 Markham Street

Victoria, British Columbia

V8Z 7X8

(250) 708-4272

(Address and telephone number of registrant’s principle executive offices)

CT Corporation System

111 – 8th Avenue

New York, New York 10011

(212) 590-9331

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, no par value	The NASDAQ Stock Market LLC
Common Shares, no par value	Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

31,817,989 Common Shares (as at December 31, 2014).

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒             No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes  ☐            No  ☐

PRINCIPAL DOCUMENTS

The following documents are filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2014, see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2014, including the report of its Independent Auditor with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s Management’s Discussion and Analysis of the operating and financial results for the year ended December 31, 2014, see Exhibit 99.3 of this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

A. Certifications

The required disclosure is included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report on Form 40-F.

B. Disclosure Controls and Procedures

As of the end of the Registrant’s year ended December 31, 2014, an internal evaluation was conducted under the supervision of and with the participation of the Registrant’s management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s “disclosure controls and procedures” as defined in Rule 13a-15(e) under Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Registrant’s disclosure controls and procedures were effective in ensuring that the information required to be disclosed in the reports that the Registrant files with or submits to the Securities and Exchange Commission (the “Commission”) is recorded, processed, summarized and reported, within the required time periods.

It should be noted that while the President and Chief Executive Officer and the Chief Financial Officer believe that the Registrant’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrant’s disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

C. Management’s Annual Report on Internal Control over Financial Reporting

The Registrant’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Registrant’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management assessed the effectiveness of the registrant’s internal control over financial reporting as of December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that, as of December 31, 2014, the Registrant’s internal control over financial reporting was effective. In addition, management determined that there were no material weaknesses in the Registrant’s internal control over financial reporting as of December 31, 2014.

D. Attestation of Report of Independent Auditor

This annual report does not include an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the Commission for newly public companies.

E. Changes in Internal Control over Financial Reporting

During the year ended December 31, 2014, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that Mr. Charles A. Rowland, Jr. is an “audit committee financial expert” (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its audit committee and is “independent” (as defined by the New York Stock Exchange corporate governance rules applicable to foreign private issuers). For a description of Mr. Rowland’s relevant experience in financial matters, see the biographical description for Mr. Charles A. Rowland, Jr. under “Directors and Officers” in the Registrant’s Annual Information Form for the year ended December 31, 2014, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

The SEC has indicated that the designation of Mr. Charles A. Rowland, Jr. as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on him that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.

CODE OF ETHICS

The Registrant has adopted a “code of ethics” (as that term is defined in paragraph 9(b) of General Instruction B to Form 40-F) (“Code of Ethics”), which is applicable to the directors, officers, employees and consultants of the Registrant and its affiliates (including, its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions). The Code of Ethics entitled “Code of Ethics and Conduct” is available on the Registrant’s website at www.auriniapharma.com.

In the past fiscal year, the Registrant has not granted any waiver, including an implicit waiver, from any provision of its Code of Ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “External Auditor Services Fees” on Schedule 1 – Audit Committee Information in the Registrant’s Annual Information Form for the year ended December 31, 2014, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. For a discussion of the Registrant’s other off-balance sheet arrangements, see page 13 of the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2014, attached as Exhibit 99.3.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” in the Registrant’s Management’s Discussion and Analysis of the operating and financial results for the year ended December 31, 2014, filed as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated herein by reference.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s Audit Committee members consist of Mr. Charles A. Rowland, Jr., Dr. Richard A. Glickman and Mr. Benjamin Rovinski.

DIFFERENCES IN NASDAQ AND CANADIAN CORPORATE GOVERNANCE REQUIREMENTS

The Registrant is a foreign private issuer and its common shares are listed on the NASDAQ Stock Market (“NASDAQ”).

NASDAQ Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to distribute annual and interim reports set forth in Rule 5250(d), and the Direct Registration Program requirement set forth in Rules 5210(c) and 5255; provided, however, that such a company shall comply with the Notification of Material Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii).

The Registrant does not follow Rule 5620(c) (shareholder quorum) but instead follows its home country practice, as described below.

Shareholder Meeting Quorum Requirements: The NASDAQ minimum quorum requirement under Rule 5620(c) for a shareholder meeting is 33-1/3% of the outstanding shares of common stock. In addition, a registrant listed on NASDAQ is required to state its quorum requirement in its by-laws. The Registrant’s quorum requirement is set forth in its by-laws. A quorum for a meeting of shareholders of the Registrant is shareholders or proxyholders holding ten percent of the issued and outstanding shares entitled to be voted at the meeting.

In addition, the Registrant does not follow Rule 5635, which establishes shareholder approval requirements prior to the issuance of securities in certain circumstances. In lieu of following Rule 5635, the Registrant follows the rules of the Toronto Stock Exchange.

The foregoing is consistent with the laws, customs and practices in Canada.

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. Please see “Forward Looking Information” in the Annual Information Form of the Registrant for the year ended December 31, 2014, filed as Exhibit 99.1 to this Annual Report on Form 40-F for a discussion of risks, uncertainties, and assumptions that could cause actual results to vary from those forward-looking statements.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 30, 2015	Aurinia Pharmaceuticals Inc.

	By:	/s/ Dennis Bourgeault
	Name: Title:	Dennis Bourgeault Chief Financial Officer

Exhibit Index

Exhibit No.	Document

99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2014.

99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2014 together with the Auditors’ Report thereon.

99.3	Management’s Discussion and Analysis of the operating and financial results of the Registrant for the year ended December 31, 2014.

99.4	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.5	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.6	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.7	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Consent of PricewaterhouseCoopers LLP, Independent Auditor