Form 40-F/A
period 2014-12-31
Aurinia Pharmaceuticals Inc.
filed 2015-05-15
CIK 1600620

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

#1203-4464 Markham Street

Victoria, British Columbia

V8Z 7X8

(250) 708-4272

(Address and telephone number of registrant’s principal executive offices)

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

Yes  ☐            No  ☐

EXPLANATORY NOTE

This Form 40-F/A is being filed to amend the Annual Report on Form 40-F for the year ended December 31, 2014, originally filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2015. The Registrant is filing this Amendment to replace in their entirety the Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2014 (the “Originally Filed Statements”), which were filed as Exhibit 99.2 to the Form 40-F. The purpose of this Form 40-F/A is to correct an error in the interpretation and application of a particular IFRS rule related to the recording of a complex financial instrument. A review of the application of IFRS to the Company’s previously issued warrants has resulted in a restatement of our previous accounting for the warrants.

A private placement completed by the Company on February 14, 2014, resulted in the issuance of warrants, exercisable for a period of five years from the date of issuance at an exercise price of $3.22 per warrant. The holders of the warrants may elect, in lieu of exercising the warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the warrants based on the number of warrants to be exercised multiplied by a five day weighted average market price less the exercise price, with the difference divided by the weighted average market price. If a warrant holder exercises this option, there will be variability in the number of shares issued per warrant.

In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statement of operations and comprehensive loss at each period end. The derivative liability will ultimately be converted to the Company’s equity (common shares) when the warrants are exercised, or will be extinguished upon the expiry of the outstanding warrants, and will not result in the outlay of any cash by the Company.

This Form 40-F/A adjusts other expense for the year ended December 31, 2014, net loss for the year ended December 31, 2014 and loss per share for the year ended December 31, 2014 on the consolidated statement of operations and comprehensive loss and derivative warrant liability, common shares, warrants and deficit as at December 31, 2014 on the Consolidated Statement of Financial Position.

The Registrant is also filing this Amendment to replace in its entirety the Management’s Discussion and Analysis of Financial Condition and Results of Operation for the year ended December 31, 2014 (the “Originally Filed MD&A”), which was filed as Exhibit 99.3 to the Form 40-F. The purpose of this Form 40-F/A is to correct the financial information as noted above.

The Registrant has also revised Item B. Disclosure Controls and Procedures, Item C. Management’s Annual Report on Internal Control over Financial Reporting and Item E. Changes in Internal Control over Financial Reporting, as set forth below.

In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Registrant’s principal executive officer and principal financial officer are filed herewith as Exhibits 99.4, 99.5, 99.6 and 99.7 to this Form 40-F/A, and a new consent of PricewaterhouseCoopers LLP is filed herewith as Exhibit 99.8.

Other than as discussed above, all information in the Registrant’s Form 40-F is unchanged and is not reproduced in this Form 40-F/A. This Form 40-F/A does not reflect events occurring after the filing of the Form 40-F or modify or update the disclosure contained in the Form 40-F in any way other than as discussed above. Accordingly, this Form 40-F/A should be read in conjunction with the Form 40-F.

PRINCIPAL DOCUMENTS

The following documents are filed as part of this Annual Report Amendment No. 1 on Form 40-F/A:

A.	Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2014, see Exhibit 99.1 of the Annual Report on Form 40-F previously filed on March 30, 2015.

B.	Audited Annual Financial Statements

For the Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2014, including the report of its Independent Auditor with respect thereto, see Exhibit 99.2 of this Annual Report Amendment No. 1 on Form 40-F/A.

C.	Management’s Discussion and Analysis

For the Registrant’s Management’s Discussion and Analysis of the operating and financial results for the year ended December 31, 2014, see Exhibit 99.3 of this Annual Report Amendment No. 1 on Form 40-F/A.

CONTROLS AND PROCEDURES

A.	Certifications

The required disclosure is included in Exhibits 99.4, 99.5, 99.6 and 99.7 of this Annual Report Amendment No. 1 on Form 40-F/A.

B.	Disclosure Controls and Procedures

In connection with the filing of this Form 40-F/A, as of the end of the Registrant’s year ended December 31, 2014, an internal re-evaluation was conducted under the supervision of and with the participation of the Registrant’s management, including the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of the Registrant’s “disclosure controls and procedures” as defined in Rule 13a-15(e) under Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The Company’s CEO and CFO concluded that as a result of the material weakness in internal control over financial reporting as noted in the section C below, the Company’s design and operation of the Registrant’s disclosure controls and procedures were not effective at December 31, 2014 to ensure that the information required to be disclosed in the reports that the Registrant files with or submits to the Securities and Exchange Commission (the “Commission”) is recorded, processed, summarized and reported, within the required time periods.

The Company’s management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only a reasonable and not absolute assurance that the objectives of the control system are met. Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. The design of any systems of controls is also based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design can achieve its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error may occur and not be detected.

C.	Management’s Annual Report on Internal Control over Financial Reporting

In conjunction with the filing of the original Form 40-F on March 30, 2015, an internal evaluation was carried out by management under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer of the effectiveness of our internal controls over financial reporting (ICOFR) as at December 31, 2014. The assessment was based on the framework set forth in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). There were no changes in the Company’s ICOFR during the year ended December 31, 2014 that materially affected, or were considered reasonably likely to materially affect, the Company’s ICOFR. Based on that evaluation, management concluded that our ICFR was effective as of December 31, 2014.

However, subsequently in 2015, management determined that a restatement of its previously issued audited consolidated financial statements for the year ended December 31, 2014 was necessary. In conjunction with the restatement described above, Aurinia’s management has identified a material weakness in our ICOFR as at December 31, 2014. Management did not design and implement internal controls to ensure that unique and/or complex financial instruments were presented in accordance with IFRS. This weakness has resulted in the restatement of certain items as described in the Explanatory Note above. Management has re-assessed the effectiveness of the Company’s internal control over financial reporting using the COSO framework and, based on this re-evaluation, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2014. The Company will immediately implement an appropriate remedial measure whereby it will retain an external independent accounting expert to provide advice and guidance when the Company encounters significant or complex financial instrument issues and/or transactions. The Chief Financial Officer and the Audit Committee Chair will be responsible for making the determination of when to utilize the external accounting expert.

D.	Attestation of Report of Independent Auditor

This annual report does not include an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the Commission for newly public companies.

E.	Changes in Internal Control over Financial Reporting

During the year ended December 31, 2014, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting except as noted in section C above. No changes in the Registrant’s internal control over financial reporting have been made in connection with the filing of this Form 40-F/A except as noted in section C above.

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

Date: May 15, 2015	Aurinia Pharmaceuticals Inc.

	By:	/s/ Dennis Bourgeault
	Name: Title:	Dennis Bourgeault Chief Financial Officer

Form 40-F Table of Contents

Exhibit No.	Document

99.1	Annual Information Form of the Registrant for the year ended December 31, 2014.*

99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2014 together with the Auditors’ Report thereon.

99.3	Management’s Discussion and Analysis of the operating and financial results of the Registrant for the year ended December 31, 2014.

99.4	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.5	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.

99.6	Certification of Chief Executive Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.7	Certification of Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

99.8	Consent of PricewaterhouseCoopers LLP, Independent Auditor

*	Previously filed March 31, 2015 on Form 40-F