Form 40-F
period 2015-12-31
Aurinia Pharmaceuticals Inc.
filed 2016-03-18
CIK 1600620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

CT Corporation System 111 – 8th Avenue New York, New York 10011 (212) 590-9331
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Shares, no par value	The NASDAQ Stock Market LLC
Common Shares, no par value	Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

[ X ] Annual Information Form	[ X ] Audited Annual Financial Statements

Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

32,287,419 Common Shares (as at December 31, 2015).

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ] No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes [   ] No [   ]

PRINCIPAL DOCUMENTS

The following documents are filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

For the Registrant’s Annual Information Form for the year ended December 31, 2015, see Exhibit 99.1 of this Annual Report on Form 40-F.

B. Audited Annual Financial Statements

For the Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2015, including the report of its Independent Auditor with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.

C. Management’s Discussion and Analysis

For the Registrant’s Management’s Discussion and Analysis of the operating and financial results for the year ended December 31, 2015, see Exhibit 99.3 of this Annual Report on Form 40-F.

CONTROLS AND PROCEDURES

A. Certifications

The required disclosure is included in Exhibits 99.5 and 99.6 of this Annual Report on Form 40-F.

B. Disclosure Controls and Procedures

As of the end of the Registrant’s year ended December 31, 2015, an internal evaluation was conducted under the supervision of and with the participation of the Registrant’s management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s “disclosure controls and procedures” as defined in Rule 13a-15(e) under Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Registrant’s disclosure controls and procedures were effective in ensuring that the information required to be disclosed in the reports that the Registrant files with or submits to the Securities and Exchange Commission (the “Commission”) is recorded, processed, summarized and reported, within the required time periods.

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

Management assessed the effectiveness of the registrant’s internal control over financial reporting as of December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that, as of December 31, 2015, the Registrant’s internal control over financial reporting was effective. In addition, management determined that there were no material weaknesses in the Registrant’s internal control over financial reporting as of December 31, 2015.

D. Attestation Report of the Registered Public Accounting firm

This annual report on Form 40-F does not include an attestation report of the Registrant’s independent registered public accounting firm due to an exemption established by the JOBS Act for “emerging growth companies”.

E. Changes in Internal Control over Financial Reporting

The Registrant filed a Form 40-F/A on May 15, 2015 to amend the Annual Report on Form 40-F for the year ended December 31, 2014, originally filed with the Commission on March 30, 2015, to restate its consolidated financial statement for the year ended December 31, 2014 in order correct an error in the interpretation and application of a particular IFRS rule related to the recording of a complex financial instrument. A subsequent review of the application of IFRS to warrants issued by the Registrant in connection with a private placement in February 2014 determined that the original accounting for such warrants was incorrect and resulted in the restatement.

In accordance with IFRS, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statement of operations and comprehensive loss at each period end. The derivative liability will ultimately be converted to the Registrant’s equity (common shares) when the warrants are exercised, or will be extinguished upon the expiry of the outstanding warrants, and will not result in the outlay of any cash by the Registrant.

The Registrant subsequently implemented an appropriate remedial measure and will retain an external independent accounting expert to provide advice and guidance when the Registrant encounters significant or complex financial instrument issues and/or transactions. The Chief Financial Officer and the Audit Committee Chair will be responsible for making the determination of when to utilize the external accounting expert.

Except as discussed above, during the year ended December 31, 2015, there were no changes in the Registrant’s internal control over financial reporting, other than the weakness described above which has been previously disclosed, that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s Board of Directors has determined that Mr. Charles A. Rowland, Jr. is an “audit committee financial expert” (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its audit committee and is “independent” (as defined by the New York Stock Exchange corporate governance rules applicable to foreign private issuers). For a description of Mr. Rowland’s relevant experience in financial matters, see the biographical description for Mr. Charles A. Rowland, Jr. under “Directors and Officers” in the Registrant’s Annual Information Form for the year ended December 31, 2015, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “External Auditor Services Fees” on Schedule 1 – Audit Committee Information in the Registrant’s Annual Information Form for the year ended December 31, 2015, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated herein by reference.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. For a discussion of the Registrant’s other off-balance sheet arrangements, see page 13 of the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2015, attached as Exhibit 99.3.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure is included under the heading “Contractual Obligations” in the Registrant’s Management’s Discussion and Analysis of the operating and financial results for the year ended December 31, 2015, filed as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated herein by reference.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

See note 4 “Critical Accounting Estimates and Judgments” to the Audited Consolidated Financial Statements for the fiscal year ended December 31, 2015, filed as Exhibit 1.2 to this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s Audit Committee members consist of Mr. Charles A. Rowland, Jr., Dr. Richard A. Glickman and Mr. Benjamin Rovinski. See “Directors and Executive Officers” and “Audit Committee Information” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2015, which is filed as Exhibit 1.1 to this Annual Report on Form 40-F.

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

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. Please see “Forward Looking Information” in the Annual Information Form of the Registrant for the year ended December 31, 2015, filed as Exhibit 1.1 to this Annual Report on Form 40-F for a discussion of risks, uncertainties, and assumptions that could cause actual results to vary from those forward-looking statements.

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

Date: March 18, 2016	Aurinia Pharmaceuticals Inc.
	By:	/s/ Dennis Bourgeault
	Name:	Dennis Bourgeault
	Title:	Chief Financial Officer

Form 40-F Table of Contents

Exhibit No.	Document
99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2015.
99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2015 together with the Auditors’ Report thereon.
99.3	Management’s Discussion and Analysis of the operating and financial results of the Registrant for the year ended December 31, 2015.
99.4	Consent of PricewaterhouseCoopers LLP, Independent Auditor
99.5	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.