Form 40-F
period 2019-12-31
Aurinia Pharmaceuticals Inc.
filed 2020-03-05
CIK 1600620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________
FORM 40-F
_________________________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
☒	ANNUAL REPORT PURSUANT TO SECTION 13(A) OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
CT Corporation System
111 – 8th Avenue
New York, New York 10011
(212) 590-9331
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
_________________________________________________________
Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s):	Name of each exchange on which registered:
Common Shares, no par value	AUPH	The Nasdaq Stock Market LLC
Common Shares, no par value	AUP	Toronto Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements
 _________________________________________________________
Indicate the number of outstanding shares of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
111,798,275 Common Shares (as at December 31, 2019).
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

PRINCIPAL DOCUMENTS
The following documents are filed as part of this Annual Report on Form 40-F:
A. Annual Information Form
For the Registrant’s Annual Information Form for the year ended December 31, 2019, see Exhibit 99.1 of this Annual Report on Form 40-F.
B. Audited Annual Financial Statements
For the Registrant’s Audited Consolidated Financial Statements for the year ended December 31, 2019, including the report of its Independent Auditor with respect thereto, see Exhibit 99.2 of this Annual Report on Form 40-F.
C. Management’s Discussion and Analysis
For the Registrant’s Management’s Discussion and Analysis of the operating and financial results for the year ended December 31, 2019, see Exhibit 99.3 of this Annual Report on Form 40-F.
CONTROLS AND PROCEDURES
A. Certifications
The required disclosure is included in Exhibits 99.5 and 99.6 of this Annual Report on Form 40-F.
B. Disclosure Controls and Procedures
As of the end of the Registrant’s year ended December 31, 2019, an internal evaluation was conducted under the supervision of and with the participation of the Registrant’s management, including the Chairman and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Registrant’s “disclosure controls and procedures” as defined in Rule 13a-15(e) under Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Based on that evaluation, the Chairman and Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of the Registrant’s disclosure controls and procedures were effective in ensuring that the information required to be disclosed in the reports that the Registrant files with or submits to the Securities and Exchange Commission (the “Commission”) is recorded, processed, summarized and reported, within the required time periods.
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

Management assessed the effectiveness of the registrant’s internal control over financial reporting as of December 31, 2019, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, management concluded that, as of December 31, 2019, the Registrant’s internal control over financial reporting was effective. In addition, management determined that there were no material weaknesses in the Registrant’s internal control over financial reporting as of December 31, 2019.
D. Attestation Report of the Registered Public Accounting firm
This annual report on Form 40-F does not include an attestation report of the Registrant’s independent registered public accounting firm due to an exemption established by the JOBS Act for “emerging growth companies”.
E. Changes in Internal Control over Financial Reporting
During the year ended December 31, 2019, there were no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s Board of Directors has determined that Ms. Jill Leversage and Mr. Joseph P. Hagan are “audit committee financial experts” (as that term is defined in paragraph 8(b) of General Instruction B to Form 40-F) serving on its audit committee and are “independent” (as defined by the New York Stock Exchange corporate governance rules applicable to foreign private issuers). For a description of Ms. Leversage and Mr. Hagan's relevant experience in financial matters, see the biographical description for Ms. Jill Leversage and Mr. Joseph P. Hagan under “Directors and Officers” in the Registrant’s Annual Information Form for the year ended December 31, 2019, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.
The SEC has indicated that the designation of Ms. Jill Leversage and Mr. Joseph P. Hagan as audit committee financial experts does not make them an “expert” for any purpose, impose any duties, obligations or liability on them that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
The required disclosure is included under the heading “External Auditor Services Fees” on Schedule 1 – Audit Committee Information in the Registrant’s Annual Information Form for the year ended December 31, 2019, filed as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated herein by reference.
OFF-BALANCE SHEET ARRANGEMENTS
The Registrant does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. For a discussion of the Registrant’s other off-balance sheet arrangements, see page 16 of the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2019, attached as Exhibit 99.3.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The required disclosure is included under the heading “Contractual Obligations” in the Registrant’s Management’s Discussion and Analysis of the operating and financial results for the year ended December 31, 2019, filed as Exhibit 99.3 to this Annual Report on Form 40-F, and is incorporated herein by reference.
CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS
See note 4 “Critical Accounting Estimates and Judgments” to the Audited Consolidated Financial Statements for the fiscal year ended December 31, 2019, filed as Exhibit 99.2 to this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a separately designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Registrant’s Audit Committee members consist of Ms. Jill Leversage, Mr. Joseph P. Hagan and, Dr. George M. Milne, Jr. See “Directors and Executive Officers” and “Audit Committee Information” in the Registrant’s Annual Information Form for the fiscal year ended December 31, 2019, which is filed as Exhibit 99.1 to this Annual Report on Form 40-F.
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
In addition, the Registrant does not follow Rule 5635, which establishes shareholder approval requirements prior to the issuance of securities, including share options, in certain circumstances. In lieu of following Rule 5635, the Registrant follows the rules of the Toronto Stock Exchange.
The foregoing is consistent with the laws, customs and practices in Canada.
FORWARD-LOOKING STATEMENTS
Certain statements in this Annual Report on Form 40-F are forward-looking statements within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended. Please see “Forward Looking Information” in the Annual Information Form of the Registrant for the year ended December 31, 2019, filed as Exhibit 99.1 to this Annual Report on Form 40-F for a discussion of risks, uncertainties, and assumptions that could cause actual results to vary from those forward-looking statements.
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

Date: March 5, 2020	Aurinia Pharmaceuticals Inc.

	By:	/s/ Dennis Bourgeault
	Name: Title:	Dennis Bourgeault Chief Financial Officer
Form 40-F Table of Contents

Exhibit No.	Document
99.1	Annual Information Form of the Registrant for the fiscal year ended December 31, 2019.
99.2	Audited Consolidated Financial Statements of the Registrant for the year ended December 31, 2019 together with the Auditors’ Report thereon.
99.3	Management’s Discussion and Analysis of the operating and financial results of the Registrant for the year ended December 31, 2019.
99.4	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm
99.5	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
99.6	Certifications of Chief Executive Officer (Principal Executive Officer) and Chief Financial Officer (Principal Financial Officer) under Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document.
101.SCH	XBRL Schema Linkbase Document.
101.CAL	XBRL Calculation Linkbase Document.
101.DEF	XBRL Definition Linkbase Document.
101.LAB	XBRL Extension Label Linkbase Document.
101.PRE	XBRL Presentation Linkbase Document.